EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    (Dollar amounts in thousands)

	For the three months ended
	March 31,
	2005	2004

EARNINGS
Pre-tax income (loss)	$(26,218)	$18,793
Fixed charges	4,288	3,266
Total	$(21,930)	$22,059

FIXED CHARGES
Interest expense and amortization of debt discount
and premium on all indebtedness	$3,969	$2,939
Interest portion of rental expenses	319	327
Total fixed charges	$4,288	$3,266

Ratio of earnings to fixed charges	(a )	6.8 x

(a) Earnings were insufficient to cover fixed charges by $26.2 million for the three months ended March 31, 2005.